

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2022

Craig Peters
Chief Executive Officer
Getty Images Holdings, Inc.
605 5th Ave S., Suite 400
Seattle, Washington 98104

> **Re: Getty Images Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 9, 2022**
> **File No. 333-266686**

Dear Mr. Peters:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 Filed August 9, 2022

Cover Page

1.   For each of the securities being registered for resale, disclose the price that the selling security holders paid for such securities, or the equity consideration value of such securities, as applicable. We note, for example, that you do not disclose the value of the Earn-Out Shares or the Class A common stock issuable to certain Getty Images Equityholders upon the exercise or vesting of certain equity awards.

Prospectus Summary, page 1

2.   Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company's common stock. Your discussion should

highlight the fact that a few of your security holders are beneficial owners of a significant percentage of your outstanding shares (identify such security holders and include quantification and percentages) and will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.

Risk Factors
Risks Related to Our Class A Common Stock, page 27

3.   We note your first Risk Factor under the heading Risks Related to Our Class A Common Stock. Please revise this risk factor to disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Please also revise your disclosure where it says that even if the current trading price is "close to the price" of the units issued in CCNB's initial public offering to state that even if the current trading price is at or significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

General

4.   Revise your prospectus to highlight any differences in the current trading price, the prices that the Sponsor, PIPE investors, NBOKS, and other selling security holders acquired their shares and warrants, and the price that the public security holders acquired their shares and warrants. Please also disclose the potential profit the selling security holders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services